Cutrale-Safra sent the following letter to Chiquita shareholders commencing August 28, 2014:

Exhibit 99.1

Cavendish Acquisition Corporation
Cavendish Global Limited

August 28, 2014

Dear Chiquita Shareholder,

Affiliates of the Cutrale Group and the Safra Group (“Cutrale-Safra”) have made a proposal to acquire at $13 cash per share all the outstanding shares of Chiquita Brands International, Inc. (“Chiquita”). This proposal (the “Cutrale-Safra proposal”) is unquestionably superior to the proposed transaction with Fyffes plc (“Fyffes”) and provides compelling value to Chiquita shareholders.

Cutrale-Safra is Asking for Your Support at the Upcoming Chiquita Special Meeting of Shareholders so Chiquita Shareholders Have the Opportunity to Realize Superior Value Offered by the Cutrale-Safra Proposal

In the proposed Fyffes combination, the Chiquita shareholders receive no premium, no operational control and are exposed to substantial risks inherent to that deal.   We believe Chiquita shareholders have already demonstrated their disappointment in that deal by valuing the combined company at $10.06 per share, the closing sales price for Chiquita shares the last trading day before the announcement of the Cutrale-Safra proposal.  This $10.06 per share price is actually a 7% discount to the unaffected price of Chiquita shares prior to the announcement of the proposed Fyffes combination, which means the Chiquita shareholders are valuing the combined company even lower than Chiquita on a standalone basis.

On the other hand, our all-cash proposal values Chiquita at $13 per share and represents an attractive premium of 29.2% to the $10.06 per share price.  This highly compelling premium exceeds the median premium of 23.9% paid in comparable public precedent transactions.  At a 11.8x multiple of Chiquita’s reported adjusted EBITDA for the last 12 months ended June 30, 2014, the Cutrale-Safra proposal represents the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector.

Without so much as reaching out to us on our highly superior proposal, the Chiquita Board of Directors (the “Chiquita Board”)  simply rejected the Cutrale-Safra proposal as “inadequate, uncertain and not in the best interests of Chiquita shareholders”.  As a consequence, Cutrale-Safra is  directly soliciting your votes  to ensure that you will be able to preserve the option to realize unquestionably superior value on your Chiquita shares without risking the proposed Fyffes combination.

In order to preserve your optionality, you must  VOTE “FOR” the Cutrale-Safra negotiation proposal at the Special Meeting of Shareholders on September 17, 2014, and you must VOTE “AGAINST” the proposed Chiquita-Fyffes transaction.

Cutrale–Safra is Offering Chiquita Shareholders a Riskless Path to Realize Value if the Chiquita Board Engages with Cutrale-Safra

●	There is NO RISK, only upside, for Chiquita shareholders in the Chiquita Board engaging with Cutrale-Safra.

●
Vote AGAINST the Fyffes transaction proposal and FOR the Cutrale-Safra negotiation proposal so that Chiquita can adjourn the Special Meeting in compliance with the Chiquita-Fyffes transaction agreement.

●	If FOR ANY REASON a deal is not concluded between the Chiquita Board and Cutrale-Safra during the adjournment period, Chiquita shareholders can still proceed with the proposed Fyffes combination.

●
Under the Chiquita-Fyffes transaction agreement, Fyffes cannot walk away during the adjournment period so long as Chiquita continues to honor its obligations (which it can do while negotiating with us).

VOTE THE GOLD PROXY CARD TO HAVE THE OPPORTUNITY TO REALIZE UNQUESTIONABLY SUPERIOR VALUE FOR YOUR CHIQUITA SHARES

Vote AGAINST the Fyffes transaction proposal and the related Fyffes proposals

Vote FOR the Cutrale-Safra negotiation proposal

What Does Cutrale-Safra Plan to Do at the Special Meeting?

If Cutrale-Safra receives sufficient proxies to vote AGAINST the proposed Fyffes combination to cause the vote for the proposed Fyffes combination to fail at the September 17 Special Meeting, and if the Chiquita Board has publicly announced that it will be engaging with Cutrale-Safra in discussions, Cutrale-Safra will move to adjourn the Special Meeting prior to any vote being taken on the proposed Chiquita-Fyffes transaction.   In our definitive proxy statement filed August 28, 2014, we refer to this as the “Cutrale-Safra negotiation proposal”.

It is important to Cutrale-Safra that the Chiquita Board engages or publicly announces its intent to engage with Cutrale-Safra with respect to the Cutrale-Safra proposal on or prior to the date of the Special Meeting.  Cutrale-Safra will not make a motion to adjourn the Special Meeting if the Chiquita Board has not otherwise signaled its willingness to engage with us.  In addition to voting its proxies as described above, Chiquita shareholders should urge the Chiquita Board to engage with Cutrale-Safra so that the Special Meeting can be adjourned without risking the proposed Fyffes combination.

Chiquita Shareholders Have Every Reason to be Concerned that the Proposed Fyffes Combination Favors Fyffes Shareholders at the Expense of Chiquita Shareholders

Here are the facts:

●	Chiquita paid Fyffes shareholders a significant economic premium AND ceded operating control of the combined company to Fyffes management:
o	The proposed Fyffes combination offers no premium to Chiquita shareholders, but values Fyffes shares at a premium of up to 45-67%.

o	Fyffes management is filling the key management positions in the combined company.
●	Shareholders seem to recognize that Fyffes got the better bargain based on investment market reaction to the announcement of the proposed Fyffes combination:
o
Since March 10, 2014, the date of the announcement of the proposed Fyffes combination and up until the time of the Cutrale-Safra proposal announcement, Chiquita’s stock price has declined by 7.2%, as compared to closest publicly traded comparable Fresh Del Monte's stock price which has increased 13.5% during the same time period.

o	Fyffes’ stock price, on the other hand, appreciated by 21% during the same time period.
●	The Chiquita Board ran a faulty sale process that did not result in maximum long-term value for Chiquita shareholders.
o	By its own admission in its definitive proxy statement, Chiquita had been unsuccessfully looking for a buyer for many years.
o	Even though Cutrale is a natural owner of Chiquita, the Chiquita Board never contacted either Cutrale or Safra during its search for a potential strategic buyer.
o	The Cutrale-Safra proposal is evidence that a premium is available for the Chiquita shareholders had the Chiquita Board run a better sales process.

Chiquita Shareholders Have Suffered from the Chiquita Board’s Record Of Value Destruction and Poor Strategic Decisions.  Why Would It Be Any Different This Time?

Consider the following:

●
Chiquita’s stock price has underperformed relative to peers in the last 10 years.  While Chiquita’s stock price declined by 47% during the ten years ended August 8, 2014, total shareholder return (inclusive of dividends) only decreased by 17% for Dole Foods and has actually increased by 39% for Fresh Del Monte.

●	The 2005 Fresh Express acquisition failed under Chiquita’s ownership.
o
Fresh Express was acquired for $855 million in 2005 and at the time, former Chiquita CEO Fernando Aguirre told shareholders it was “the most important strategic and transformation move the company has made in decades.”  Since then, Chiquita has taken over $555 million of impairment charges related to Fresh Express.

o	Fresh Express’ sales and profits have declined meaningfully and the operating income margins have been disappointing.
●	Chiquita has consistently missed the Wall Street consensus earnings estimates after putting out overly optimistic earnings guidance.
o	Chiquita’s actual earnings were 31%, 54% and 27% below consensus estimates in 2011, 2012 and 2013, respectively.

The August 27, 2014 Announcements And Investor Presentation by Chiquita and Fyffes Cast Further Doubt on the Judgment and Credibility of the Chiquita Board

Shareholders should find it curious that Chiquita and Fyffes have suddenly discovered an additional $20 million of alleged synergies for the proposed Fyffes combination, as well as additional cost savings of $14-15 million for Chiquita, following receipt of the Cutrale-Safra Proposal and just weeks before the Special Meeting. Shareholders should know well that Chiquita has an established track record of setting overly rosy expectations that are not borne out. Moreover, even if it were in fact true that Chiquita and Fyffes had identified more areas for potential synergies, this does not mean that the integration risks the proposed Fyffes combination faces have diminished.  Chiquita admits as the first risk factor in its definitive proxy statement that combining two independent business is a complex, costly and time-consuming process which, if implemented ineffectively, would preclude realization of the full benefits expected by Chiquita and Fyffes. Why, given Chiquita’s record,  should shareholders have any confidence that Chiquita and Fyffes would be able to successfully integrate the two businesses so that they are able to achieve the full $40 million of synergies initially reported, much less the additional $20 million they appear to have unearthed after many months?

Cutrale-Safra found most of Chiquita’s investor presentation to be a mere reiteration of existing information that the market had already absorbed when the stock was trading at $10.06 per share. In fact, we found some of the new information and data points contained in the Investor Presentation not to be very credible.  We have filed a short presentation with the SEC today that focuses on the statements in the Chiquita Investor Presentation that we found were misleading for Chiquita shareholders.

Chiquita Shareholders Should Want the Chiquita Board to Engage in Discussions with Cutrale-Safra about its $13 Per Share All Cash Proposal

Not only does the Cutrale-Safra proposal offer cash certainty and a compelling premium, we are confident that the Cutrale-Safra proposal will constitute a “Chiquita Superior Proposal” under the Chiquita-Fyffes transaction agreement. The Cutrale Group, one of the most highly regarded agribusiness and juice companies in the world, and the Safra Group, with its strong track record of successful investments in major global industries, are the natural owners of Chiquita, providing highly compelling strategic rationale and expertise.  In addition, Cutrale-Safra is confident that, with the Chiquita Board’s timely engagement, the Cutrale-Safra proposed transaction can be closed before the end of the year, without the execution risk and uncertainty inherent in that transaction.

VOTE YOUR GOLD PROXY CARD TO HAVE THE OPPORTUNITY TO REALIZE UNQUESTIONABLY SUPERIOR VALUE WITHOUT RISKING THE PROPOSED FYFFES COMBINATION

Vote AGAINST the Fyffes transaction proposal and the related Fyffes proposals

Vote FOR the Cutrale-Safra negotiation proposal

URGE the Chiquita Board to engage with Cutrale-Safra

We thank you for your support.

Sincerely,

Cavendish Acquisition Corporation and Cavendish Global Limited

***
Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

YOUR VOTE IS IMPORTANT!
To ensure that your voting instructions are received timely, we urge you to submit your proxy by telephone or Internet by following the easy instructions on the enclosed GOLD proxy card.

If you have questions or need assistance in voting your shares, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED
Shareholders May Call Toll Free at (888) 750-5834
Banks and Brokers May Call Collect at (212) 750-5833

Please do NOT execute any WHITE proxy card you may receive from Chiquita, as it could revoke any previous proxy you submitted using the GOLD proxy card.
Only your latest-dated proxy counts.